Exhibit 3.9
STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

FIRST:    The name of this corporation is Premier Nutrition Corporation.
SECOND:    The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.
THIRD:    The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
FOURTH:    The amount of total stock this corporation is authorized to issue is 1,000 shares with a par value of $0.01 per share.